STATEMENTS

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	June 30, 2016	December 31, 2015
Assets			
Current Assets			
Cash		$ 49,172	$ 7,498
Accounts receivable	3	102,990	132,156
Deferred financial assets	15	14,228	71,438
Other current assets		9,297	9,953
		175,687	221,045
Property, plant and equipment:			
Oil and natural gas properties (full cost method)	4	780,053	1,166,587
Other capital assets, net	4	14,996	19,686
Property, plant and equipment		795,049	1,186,273
Goodwill		645,420	657,831
Deferred income tax asset	13	186,667	516,085
Total Assets		$ 1,802,823	$ 2,581,234
Liabilities			
Current liabilities			
Accounts payable	6	$ 169,754	$ 239,950
Dividends payable		2,405	6,196
Current portion of long-term debt	7	28,620	–
Deferred financial liabilities	15	9,610	4,100
		210,389	250,246
Deferred financial liabilities	15	7,868	3,193
Long-term debt	7	694,699	1,223,682
Asset retirement obligation	8	188,207	206,359
		890,774	1,433,234
Total Liabilities		1,101,163	1,683,480
Shareholders' Equity			
Share capital – authorized unlimited common shares, no par value			
Issued and outstanding: June 30, 2016 – 240 million shares			
December 31, 2015 – 206 million shares	14	3,365,962	3,133,524
Paid-in capital		55,589	56,176
Accumulated deficit		(3,057,849)	(2,694,618)
Accumulated other comprehensive income/(loss)		337,958	402,672
		701,660	897,754
Total Liabilities & Equity		$ 1,802,823	$ 2,581,234
Contingencies	16		

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

(CDN$ thousands) unaudited	Note	Three months ended June 30,		Six months ended June 30,	
		2016	**2015**	**2016**	**2015**
Revenues					
Oil and natural gas sales, net of royalties	9	$ 174,330	$ 251,730	$ 316,991	$ 456,690
Commodity derivative instruments gain/(loss)	15	(21,907)	(19,751)	(8,443)	30,647
		152,423	231,979	308,548	487,337
Expenses					
Operating		60,540	76,744	133,130	164,471
Transportation		24,495	28,018	50,213	54,501
Production taxes		8,541	14,220	15,977	25,033
General and administrative	10	19,244	24,262	41,697	56,342
Depletion, depreciation and accretion		82,322	137,403	173,483	269,753
Asset impairment	5	148,679	497,247	194,856	764,858
Interest	11	10,634	16,121	25,350	33,154
Foreign exchange (gain)/loss	12	383	(27,656)	(54,025)	76,546
Gain on divestment of assets	4	(74,700)	–	(219,800)	–
Gain on prepayment of senior notes	7	(12,152)	–	(19,270)	–
Other expense/(income)		(82)	(85)	(242)	8,527
		267,904	766,274	341,369	1,453,185
Income/(Loss) before taxes		(115,481)	(534,295)	(32,821)	(965,848)
Current income tax expense/(recovery)	13	(227)	(102)	(386)	(39)
Deferred income tax expense/(recovery)	13	53,300	(221,649)	309,785	(360,059)
Net Income/(Loss)		$ (168,554)	$ (312,544)	$ (342,220)	$ (605,750)
Other Comprehensive Income/(Loss)					
Change in cumulative translation adjustment		1,654	(30,490)	(64,714)	146,269
Other Comprehensive Income/(Loss)		1,654	(30,490)	(64,714)	146,269
Total Comprehensive Income/(Loss)		$ (166,900)	$ (343,034)	$ (406,934)	$ (459,481)
Net income/(Loss) per share					
Basic	14	$ (0.77)	$ (1.52)	$ (1.61)	$ (2.94)
Diluted	14	$ (0.77)	$ (1.52)	$ (1.61)	$ (2.94)

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Changes in Shareholders' Equity

Six months ended June 30 (CDN$ thousands) unaudited		2016		2015
Share Capital				
Balance, beginning of year	$	3,133,524	$	3,120,002
Issue of shares (net of issue costs)		223,031		–
Stock Option Plan – cash		–		3,205
Share-based compensation – settled		9,407		3,094
Stock Option Plan – exercised		–		267
Balance, end of period	$	3,365,962	$	3,126,568
Paid-in Capital				
Balance, beginning of year	$	56,176	$	46,906
Share-based compensation – settled		(9,407)		(3,094)
Stock Option Plan – exercised		–		(267)
Share-based compensation – non-cash		8,820		9,561
Balance, end of period	$	55,589	$	53,106
Accumulated Deficit				
Balance, beginning of year	$	(2,694,618)	$	(1,039,260)
Net income/(loss)		(342,220)		(605,750)
Dividends		(21,011)		(78,294)
Balance, end of period	$	(3,057,849)	$	(1,723,304)
Accumulated Other Comprehensive Income/(Loss)				
Balance, beginning of year	$	402,672	$	95,478
Change in cumulative translation adjustment		(64,714)		146,269
Balance, end of period	$	337,958	$	241,747
Total Shareholders' Equity	$	701,660	$	1,698,117

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Cash Flows

(CDN$ thousands) unaudited	Note	Three months ended June 30,		Six months ended June 30,	
		2016	2015	2016	2015
Operating Activities					
Net income/(loss)		$ (168,554)	$ (312,544)	$ (342,220)	$ (605,750)
Non-cash items add/(deduct):					
Depletion, depreciation and accretion		82,322	137,403	173,483	269,753
Asset impairment	5	148,679	497,247	194,856	764,858
Changes in fair value of derivative instruments	15	41,060	73,738	67,395	161,237
Deferred income tax expense/(recovery)	13	53,300	(221,649)	309,785	(360,059)
Foreign exchange (gain)/loss on debt and working capital	12	131	(18,590)	(56,027)	69,424
Share-based compensation	14	5,391	4,591	8,820	9,561
Amortization of debt issue costs	11	570	240	752	480
Gain on divestment of assets	4	(74,700)	–	(219,800)	–
Gain on prepayment of senior notes	7	(12,152)	–	(19,270)	–
Derivative settlement of foreign exchange swaps		–	–	–	(39,904)
Asset retirement obligation expenditures	8	(750)	(2,569)	(3,204)	(6,459)
Changes in non-cash operating working capital	17	(13,410)	(22,771)	17,064	3,051
Cash flow from/(used in) operating activities		61,887	135,096	131,634	266,192
Financing Activities					
Proceeds from the issuance of shares	14	220,410	634	220,410	3,205
Cash dividends	14	(6,547)	(30,935)	(21,011)	(78,294)
Increase/(decrease) in bank credit facility		(150,073)	(45,386)	(79,223)	434
Proceeds/(repayment) of senior notes	7	(109,371)	(88,897)	(335,400)	(88,897)
Derivative settlement of foreign exchange swaps		–	–	–	39,904
Changes in non-cash financing working capital		334	(15)	(3,791)	(8,222)
Cash flow from/(used in) financing activities		(45,247)	(164,599)	(219,015)	(131,870)
Investing Activities					
Capital and office expenditures		(48,206)	(149,439)	(91,498)	(317,327)
Property and land acquisitions		(343)	1,011	(3,897)	1,247
Property divestments	4	92,735	187,801	280,503	191,513
Changes in non-cash investing working capital		(11,909)	(12,148)	(54,035)	(11,217)
Cash flow from/(used in) investing activities		32,277	27,225	131,073	(135,784)
Effect of exchange rate changes on cash		(1,026)	677	(2,018)	428
Change in cash		47,891	(1,601)	41,674	(1,034)
Cash, beginning of period		1,281	2,603	7,498	2,036
Cash, end of period		$ 49,172	$ 1,002	$ 49,172	$ 1,002

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

NOTES

Notes to Condensed Consolidated Financial Statements
(unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements ("interim Consolidated Financial Statements") and notes present the financial position and results of Enerplus Corporation ("The Company" or "Enerplus") including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada. The interim Consolidated Financial Statements were authorized for issue by the Board of Directors on August 4, 2016.

2) BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America ("U.S. GAAP") for the three and six months ended June 30, 2016 and the 2015 comparative periods. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2015. There are no differences in the use of estimates or judgments between these interim Consolidated Financial Statements and the audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2015.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

3) ACCOUNTS RECEIVABLE

($ thousands)	June 30, 2016	December 31, 2015
Accrued receivables	$ 85,367	$ 91,378
Accounts receivable – trade	19,523	22,615
Current income tax receivable	1,488	21,410
Allowance for doubtful accounts	(3,388)	(3,247)
Total accounts receivable	$ 102,990	$ 132,156

4) PROPERTY, PLANT AND EQUIPMENT ("PP&E")

As at June 30, 2016 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value
Oil and natural gas properties	$ 13,204,112	$ (12,424,059)	$ 780,053
Other capital assets	104,155	(89,159)	14,996
Total PP&E	$ 13,308,267	$ (12,513,218)	$ 795,049

As at December 31, 2015 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value
Oil and natural gas properties	$ 13,541,670	$ (12,375,083)	$ 1,166,587
Other capital assets	105,124	(85,438)	19,686
Total PP&E	$ 13,646,794	$ (12,460,521)	$ 1,186,273

During the three and six months ended June 30, 2016, Enerplus disposed of certain Canadian properties for proceeds of $92.7 million and $280.5 million, respectively, which resulted in gains on asset divestments of $74.7 million and $219.8 million, respectively (2015 – nil and nil, respectively).

Under full cost accounting rules, divestitures of oil and gas properties are generally accounted for as adjustments to capitalized costs, with no recognition of a gain or loss. However, if not recognizing a gain or loss on the transaction would have otherwise significantly altered the relationship between a cost centre's capitalized costs and proved reserves, then a gain or loss must be recognized.

5) ASSET IMPAIRMENT

	Three months ended June 30,		Six months ended June 30,	
($ thousands)	2016	2015	2016	2015
Oil and natural gas properties:				
Canada cost centre	$ 34,200	$ 28,100	$ 34,200	$ 28,100
U.S. cost centre	114,479	469,147	160,656	736,758
Impairment expense	$ 148,679	$ 497,247	$ 194,856	$ 764,858

The impairments for the three and six months ended June 30, 2016 were due to lower 12-month average trailing crude oil and natural gas prices.

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus' ceiling tests from June 30, 2015 through June 30, 2016:

Period	WTI Crude Oil US$/bbl	Exchange Rate US$/CDN$	Edm Light Crude CDN$/bbl	U.S. Henry Hub Gas US$/Mcf	AECO Natural Gas Spot CDN$/Mcf
Q2 2016	$ 43.12	1.32	$ 53.16	$ 2.25	$ 2.14
Q1 2016	46.26	1.32	56.97	2.41	2.47
Q4 2015	50.28	1.27	59.38	2.58	2.69
Q3 2015	59.21	1.22	66.51	3.08	3.00
Q2 2015	71.75	1.16	75.83	3.42	3.33

6) ACCOUNTS PAYABLE

($ thousands)	June 30, 2016	December 31, 2015
Accrued payables	$ 92,806	$ 167,253
Accounts payable – trade	76,948	72,697
Total accounts payable	$ 169,754	$ 239,950

7) DEBT

($ thousands)	June 30, 2016	December 31, 2015
Current:		
Senior notes	$ 28,620	$ –
	28,620	–
Long-term:		
Bank credit facility	$ –	$ 86,543
Senior notes	694,699	1,137,139
	694,699	1,223,682
Total debt	$ 723,319	$ 1,223,682

For the three and six months ended June 30, 2016, Enerplus has repurchased US$95 million and US$267 million, respectively, in outstanding senior notes at a discount, resulting in gains of $12.2 million and $19.3 million, respectively. These repurchases have resulted in total payments of $109.4 million and $335.4 million for the three and six months ended June 30, 2016.

The terms and rates of the Company's outstanding senior notes are provided below:

Issue Date	Interest Payment Dates	Principal Repayment	Coupon Rate	Original Principal ($ thousands)	Remaining Principal ($ thousands)	CDN$ Carrying Value ($ thousands)
September 3, 2014	March 3 and Sept 3	5 equal annual installments beginning September 3, 2022	3.79%	US$200,000	US$105,000	$ 136,534
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2019	4.34%	CDN$30,000	CDN$30,000	30,000
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000	26,018
May 15, 2012	May 15 and Nov 15	5 equal annual installments beginning May 15, 2020	4.40%	US$355,000	US$298,000	387,668
June 18, 2009	June 18 and Dec 18	5 equal annual installments beginning June 18, 2017	7.97%	US$225,000	US$110,000	143,099
		Total carrying value				$ 723,319

8) ASSET RETIREMENT OBLIGATION

Enerplus has estimated the present value of its asset retirement obligation to be $188.2 million at June 30, 2016 compared to $206.4 million at December 31, 2015 based on a total undiscounted liability of $472.4 million and $556.4 million, respectively. The asset retirement obligation was calculated using a weighted credit-adjusted risk-free rate of 5.90% (December 31, 2015 – 5.91%).

($ thousands)	Six months ended June 30, 2016	Year ended December 31, 2015
Balance, beginning of year	$ 206,359	$ 288,692
Change in estimates	1,819	(35,386)
Property acquisitions and development activity	240	761
Divestments	(22,648)	(48,748)
Settlements	(3,204)	(14,935)
Accretion expense	5,641	15,975
Balance, end of period	$ 188,207	$ 206,359

9) OIL AND NATURAL GAS SALES

	Three months ended June 30,		Six months ended June 30,	
($ thousands)	2016	2015	2016	2015
Oil and natural gas sales	$ 212,741	$ 298,433	$ 383,164	$ 542,510
Royalties[1]	(38,411)	(46,703)	(66,173)	(85,820)
Oil and natural gas sales, net of royalties	$ 174,330	$ 251,730	$ 316,991	$ 456,690

(1)   Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).

10) GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended June 30,		Six months ended June 30,	
($ thousands)	2016	2015	2016	2015
General and administrative expense	$ 14,600	$ 19,872	$ 33,026	$ 41,307
Share-based compensation expense	4,644	4,390	8,671	15,035
General and administrative expense	$ 19,244	$ 24,262	$ 41,697	$ 56,342

11) INTEREST EXPENSE

($ thousands)	Three months ended June 30,		Six months ended June 30,	
	2016	**2015**	**2016**	**2015**
Realized:				
Interest on bank debt and senior notes	$ 10,064	$ 15,881	$ 24,598	$ 32,674
Unrealized:				
Amortization of debt issue costs	570	240	752	480
Interest expense	$ 10,634	$ 16,121	$ 25,350	$ 33,154

12) FOREIGN EXCHANGE

($ thousands)	Three months ended June 30,		Six months ended June 30,	
	2016	**2015**	**2016**	**2015**
Realized:				
Foreign exchange (gain)/loss	$ 252	$ 8,402	$ 2,002	$ (27,172)
Unrealized:				
Translation of U.S. dollar debt and working capital (gain)/loss	131	(18,590)	(56,027)	69,424
Foreign exchange derivatives (gain)/loss	–	(17,468)	–	34,294
Foreign exchange (gain)/loss	$ 383	$ (27,656)	$ (54,025)	$ 76,546

13) INCOME TAXES

Enerplus' provision for income tax is as follows:

($ thousands)	Three months ended June 30,		Six months ended June 30,	
	2016	**2015**	**2016**	**2015**
Current tax expense/(recovery)				
Canada	$ (366)	$ (400)	$ (669)	$ (400)
United States	139	298	283	361
Current tax expense/(recovery)	(227)	(102)	(386)	(39)
Deferred tax expense/(recovery)				
Canada	$ 21,069	$ (27,676)	$ 33,915	$ (36,939)
United States	32,231	(193,973)	275,870	(323,120)
Deferred tax expense/(recovery)	53,300	(221,649)	309,785	(360,059)
Income tax expense/(recovery)	$ 53,073	$ (221,751)	$ 309,399	$ (360,098)

The difference between expected income taxes based on the statutory income tax rate and the effective income tax rate for the current and prior period is impacted by the following: expected annual earnings, recognition of valuation allowance, foreign rate differentials for foreign operations, statutory and other rate differentials, the reversal or recognition of previously recognized or unrecognized deferred tax assets, non-taxable portions of capital gains and losses, and non-deductible share-based compensation. Enerplus recorded valuation allowances of $105.0 million and $363.5 million as at the three and six month periods ended June 30, 2016, respectively (2015 – nil and nil, respectively).

14) SHAREHOLDERS' EQUITY

a) Share Capital

Authorized unlimited number of common shares Issued: (thousands)	Six months ended June 30, 2016		Year ended December 31, 2015	
	Shares	Amount	Shares	Amount
Balance, beginning of year	206,539	$ 3,133,524	205,732	$ 3,120,002
Issued for cash:				
Stock Option Plan	–	–	234	3,205
Issue of shares	33,350	230,115	–	–
Share issue costs (net of tax of $2,620)	–	(7,084)	–	–
Non-cash:				
Share-based compensation – settled	594	9,407	573	10,050
Stock Option Plan – exercised	–	–	–	267
Balance, end of period	240,483	$ 3,365,962	206,539	$ 3,133,524

Dividends declared to shareholders for the three and six months ended June 30, 2016 were $6.5 million and $21.0 million, respectively (2015 – $30.9 million and $78.3 million, respectively).

On May 31, 2016, Enerplus issued 33,350,000 common shares at a price of $6.90 per share for gross proceeds of $230,115,000 ($220,410,400 net of issue costs).

At the Company's Annual General Meeting on May 6, 2016, the Shareholders of the Company approved a reduction in Enerplus' legal stated capital to $1 per share to be reflected in the contributed surplus account of the Company. This transaction does not result in an adjustment to the financial statements under U.S. GAAP.

b) Share-based Compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and Administrative expense on the Consolidated Statements of Income/(Loss):

($ thousands)	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Cash:				
Long-term incentive plans expense	$ 773	$ (1,233)	$ 1,506	$ 6,041
Non-cash:				
Long-term incentive plans and stock option expense	5,391	4,591	8,820	9,561
Equity swap (gain)/loss	(1,520)	1,032	(1,655)	(567)
Share-based compensation expense	$ 4,644	$ 4,390	$ 8,671	$ 15,035

i) Long-term Incentive ("LTI") Plans

In 2014, the Performance Share Unit ("PSU") and Restricted Share Unit ("RSU") plans were amended such that grants under the plans are settled through the issuance of treasury shares. The amendment was effective beginning with our grant in March of 2014 and any prior grants were settled in cash. The final cash-settled PSU and RSU grants were settled in December, 2015 and March, 2016, respectively. The Company's Director Share Units ("DSU") continue to be granted as cash-settled awards.

The following table summarizes the PSU, RSU and DSU activity for the six months ended June 30, 2016:

For the six months ended June 30, 2016	Cash-settled LTI plans		Equity-settled LTI plans		
(thousands of units)	RSU	DSU	PSU	RSU	Total
Balance, beginning of year	92	166	1,222	1,627	3,107
Granted	–	134	1,417	1,987	3,538
Vested	(89)	–	(9)	(594)	(692)
Forfeited	(3)	–	(88)	(202)	(293)
Balance, end of period	–	300	2,542	2,818	5,660

Cash-settled LTI Plans

For the three and six months ended June 30, 2016, the Company recorded cash share-based compensation of $0.8 million and $1.5 million, respectively (June 30, 2015 – recovery of $1.2 million and expense of $6.0 million). For the three and six months ended June 30, 2016 the Company made cash payments of nil and $2.7 million, respectively, related to its cash-settled plans (June 30, 2015 – nil and $5.6 million).

As of June 30, 2016, a liability of $2.6 million (December 31, 2015 – $2.3 million) with respect to the DSU plan has been recorded to Accounts Payable on the Consolidated Balance Sheets.

Equity-settled LTI Plans

For the three and six months ended June 30, 2016 the Company recorded non-cash share-based compensation expense of $5.4 million and $8.8 million, respectively (2015 – $4.6 million and $9.6 million, respectively).

The following table summarizes the cumulative share-based compensation expense recognized to-date which is recorded to Paid-in Capital on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At June 30, 2016 ($ thousands, except for years)		PSU[1]		RSU		Total
Cumulative recognized share-based compensation expense	$	9,403	$	11,219	$	20,622
Unrecognized share-based compensation expense		8,861		9,241		18,102
Fair value	$	18,264	$	20,460	$	38,724
Weighted-average remaining contractual term (years)		1.9		1.5		

(1)   Includes estimated performance multipliers.

ii) Stock Option Plan

The Company did not grant any stock options for the three and six months ended June 30, 2016. At June 30, 2016 all stock options are fully vested and any related non-cash share-based compensation expense has been fully recognized.

The following table summarizes the stock option plan activity for the period ended June 30, 2016:

Period ended June 30, 2016	Number of Options (thousands)		Weighted Average Exercise Price
Options outstanding, beginning of year	7,580	$	18.49
Forfeited	(1,070)		18.76
Options outstanding, end of period	6,510	$	18.45
Options exercisable, end of period	6,510	$	18.45

At June 30, 2016, Enerplus had 6,510,000 options that were exercisable at a weighted average reduced exercise price of $18.45 with a weighted average remaining contractual term of 3.0 years, giving an aggregate intrinsic value of nil (2015 – nil). The intrinsic value of options exercised for both the three and six months ended June 30, 2016 was nil (June 30, 2015 – $0.1 million and $0.2 million, respectively).

c) Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

	Three months ended June 30,		Six months ended June 30,	
(thousands, except per share amounts)	**2016**	**2015**	**2016**	**2015**
Net income/(loss)	$ (168,554)	$ (312,544)	$ (342,220)	$ (605,750)
Weighted average shares outstanding – Basic	218,128	206,208	212,420	206,028
Dilutive impact of share-based compensation[1]	–	–	–	–
Weighted average shares outstanding – Diluted	218,128	206,208	212,420	206,028
Net income/(loss) per share				
Basic	$ (0.77)	$ (1.52)	$ (1.61)	$ (2.94)
Diluted[1]	$ (0.77)	$ (1.52)	$ (1.61)	$ (2.94)

(1) For the three and six months ended June 30, 2016 the impact of share-based compensation was anti-dilutive as a conversion to shares would not increase the loss per share.

15) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At June 30, 2016 the carrying value of cash, accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value due to the short-term maturity of the instruments.

At June 30, 2016 senior notes had a carrying value of $723.3 million and a fair value of $791.9 million (December 31, 2015 – $1,137.2 million and $1,220.8 million, respectively).

There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The deferred financial assets and liabilities on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value for the three and six months ended June 30, 2016 and 2015:

	Three months ended June 30,		Six months ended June 30,		
Gain/(Loss) ($ thousands)	**2016**	**2015**	**2016**	**2015**	**Income Statement Presentation**
Foreign Exchange Derivatives	$ –	$ 17,468	$ –	$ (34,294)	Foreign exchange
Electricity Swaps	885	2,642	577	1,715	Operating expense
Equity Swaps	1,520	(1,032)	1,655	567	General and administrative expense
Commodity Derivative Instruments:					
Oil	(27,144)	(71,085)	(58,420)	(107,044)	Commodity derivative instruments
Gas	(16,321)	(21,731)	(11,207)	(22,181)	
Total	$ (41,060)	$ (73,738)	$ (67,395)	$ (161,237)	

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

	Three months ended June 30,		Six months ended June 30,	
($ thousands)	**2016**	**2015**	**2016**	**2015**
Change in fair value gain/(loss)	$ (43,465)	$ (92,816)	$ (69,627)	$ (129,225)
Net realized cash gain/(loss)	21,558	73,065	61,184	159,872
Commodity derivative instruments gain/(loss)	$ (21,907)	$ (19,751)	$ (8,443)	$ 30,647

The following table summarizes the fair values at the respective period ends:

($ thousands)	June 30, 2016					December 31, 2015				
	Assets		Liabilities			Assets		Liabilities		
	Current		Current		Long-term	Current		Current		Long-term
Electricity Swaps	$ –	$	1,199	$	–	$ –	$	1,776	$	–
Equity Swaps	–		2,580		1,282	–		2,324		3,193
Commodity Derivative Instruments:										
Oil	14,228		–		5,251	67,397		–		–
Gas	–		5,831		1,335	4,041		–		–
Total	$ 14,228	$	9,610	$	7,868	$ 71,438	$	4,100	$	3,193

c) Risk Management

i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

The following tables summarize the Corporation's price risk management positions at July 22, 2016:

Crude Oil Instruments:

Instrument Type[1]	bbls/day	US$/bbl
Jul 1, 2016 – Dec 31, 2016		
WTI Purchased Put	12,000	57.82
WTI Sold Call	12,000	71.75
WTI Sold Put	12,000	45.09
WCS Differential Swap	3,000	(14.03)
MSW Differential Swap	1,000	(3.50)
Jan 1, 2017 – Dec 31, 2017		
WTI Purchased Put	12,000	50.00
WTI Sold Call	12,000	60.50
WTI Sold Put	12,000	38.59

(1)   Transactions with a common term have been aggregated and presented at a weighted average price/bbl.

Natural Gas Instruments:

Instrument Type[1]	MMcf/day	US$/Mcf
Jul 1, 2016 – Oct 31, 2016		
NYMEX Swap	50.0	2.53
NYMEX Purchased Put	25.0	3.00
NYMEX Sold Call	25.0	3.75
NYMEX Sold Put	25.0	2.50
Nov 1, 2016 – Dec 31, 2016		
NYMEX Swap	25.0	2.48
NYMEX Purchased Put	25.0	3.00
NYMEX Sold Call	25.0	3.75
NYMEX Sold Put	25.0	2.50
Jan 1, 2017 – Dec 31, 2017		
NYMEX Purchased Put	45.0	2.72
NYMEX Sold Call	45.0	3.37
NYMEX Sold Put	45.0	2.03

(1)   Transactions with a common term have been aggregated and presented at a weighted average price/Mcf.

Electricity Instruments:

Instrument Type	MWh	CDN$/MWh
Jul 1, 2016 – Dec 31, 2016		
AESO Power Swap[1]	15.0	46.60
Jan 1, 2017 – Dec 31, 2017		
AESO Power Swap[1]	6.0	44.38

(1)   Alberta Electrical System Operator ("AESO") fixed pricing.

Physical Contracts:

Instrument Type	MMcf/day	US$/Mcf
Jul 1, 2016 – Oct 31, 2016	21.4	(0.68)
AECO-NYMEX Basis		
Nov 1, 2016 – Oct 31, 2017	80.0	(0.65)
AECO-NYMEX Basis		
Nov 1, 2017 – Oct 31, 2018	80.0	(0.65)
AECO-NYMEX Basis		
Nov 1, 2018 – Oct 31, 2019	80.0	(0.64)
AECO-NYMEX Basis		

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, and U.S. dollar denominated senior notes and working capital. Additionally, Enerplus' crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. To mitigate exposure to fluctuations in foreign exchange, Enerplus may enter into foreign exchange derivatives. At June 30, 2016 Enerplus did not have any foreign exchange derivatives outstanding.

Interest Rate Risk:

As of June 30, 2016 all of Enerplus' debt was based on fixed interest rates, and Enerplus had no interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 14. Enerplus has entered into various equity swaps maturing between 2016 and 2018 and has effectively fixed the figure settlement cost on 470,000 shares at weighted average price of $16.89 per share.

ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques including conducting financial assessments to establish and monitor counterparties' credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus' maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At June 30, 2016 approximately 50% of Enerplus' marketing receivables were with companies considered investment grade.

At June 30, 2016 approximately $2.1 million or 2% of Enerplus' total accounts receivable were aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts of future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectable the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at June 30, 2016 was $3.4 million (December 31, 2015 – $3.2 million).

iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash) and shareholders' capital. Enerplus' objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, access to capital markets, as well as acquisition and divestment activity.

At June 30, 2016 Enerplus was in full compliance with all covenants under the bank credit facility and outstanding senior notes.

16) CONTINGENCIES

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

17) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes In Non-Cash Operating Working Capital

($ thousands)	Three months ended June 30,		Six months ended June 30,	
	2016	**2015**	**2016**	**2015**
Accounts receivable	$ 288	$ (5,371)	$ 29,640	$ 18,696
Other current assets	(3,426)	(10,079)	(96)	(14,877)
Accounts payable	(10,272)	(7,321)	(12,480)	(768)
	$ (13,410)	$ (22,771)	$ 17,064	$ 3,051

b) Other

($ thousands)	Three months ended June 30,		Six months ended June 30,	
	2016	**2015**	**2016**	**2015**
Income taxes paid/(received)	$ (17,194)	$ 148	$ (19,118)	$ (19,197)
Interest paid	17,832	25,936	27,638	32,418